Exhibit 99.1

News Release

NORBORD ANNOUNCES INDEFINITE CURTAILMENT OF 100 MILE HOUSE OSB MILL IN BRITISH COLUMBIA

TORONTO, ON (June 11, 2019) – Norbord Inc. (TSX and NYSE: OSB) today announced its intention to indefinitely curtail production at its oriented strand board (OSB) mill in 100 Mile House, British Columbia starting in August 2019.

The Cariboo region in which the Company’s 100 Mile House mill is located has been under mounting wood supply pressure for the past decade as a result of the mountain pine beetle epidemic. This challenge has been more recently exacerbated by the significant wildfires that the province of British Columbia experienced in the summers of both 2017 and 2018. The resulting wood supply shortage and high wood prices do not support the economic operation of the mill at this time.

Norbord will continue to supply its current customers and meet expected future customer demand with production from its 11 other operating North American OSB mills, including High Level and Grande Prairie, Alberta.

“This is a difficult decision in response to extraordinary circumstances,” said Peter Wijnbergen, Norbord’s President & CEO. “We have a first-rate team in 100 Mile House and this curtailment is in no way a reflection on our employees, their commitment to our customers and suppliers, or the local community.”

The 100 Mile House mill has a stated annual production capacity of 440 million square feet (3/8-inch basis). Approximately 160 employees will be impacted by this curtailment.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately US $1.9 billion and employs approximately 2,700 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Investors Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

Media Contact:

Trevor Zeck

Longview Communications & Public Affairs

Tel. (604) 694-6037

tzeck@longviewcomms.ca

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; availability of rail services and port facilities; various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; impact of changes to, or non-compliance with, environmental regulations; impact of any product liability claims in excess of insurance coverage; risks inherent to a capital intensive industry; impact of future outcomes of tax exposures; potential future changes in tax laws; effects of currency exposures and exchange rate fluctuations; future operating costs, availability of financing, impact of future cross-border trade rulings or agreements; ability to implement new or upgraded information technology infrastructure; impact of information technology service disruptions or failures; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 31, 2019 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2018 Management’s Discussion and Analysis dated January 31, 2019 and Q1 2019 Management’s Discussion and Analysis dated May 1, 2019.

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